November 22, 2022

VIA EDGAR

Re:	Snapper Merger Sub I, Inc.

Registration Statement on Form S-4

File No. 333-267802

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Snapper Merger Sub I, Inc. (the “Company”) hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-267802), as amended (the “Registration Statement”), to 4:30 p.m. Eastern Time on November 23, 2022, or as soon as practicable thereafter.

The Company hereby acknowledges that:

(i)

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)

the Company may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby authorizes William H. Aaronson and Michael Gilson of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact William H. Aaronson at (212) 450-4397 or william.aaronson@davispolk.com or Michael Gilson at (212) 450-3220 or michael.gilson@davispolk.com with any questions you may have concerning this letter, or if you require any additional information. Please notify William H. Aaronson or Michael Gilson when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

SNAPPER MERGER SUB I, INC.

By:	/s/ Brett Riesenfeld
Name:	Brett Riesenfeld
Title:	Executive Vice President, General
Counsel & Secretary

cc:	William H. Aaronson, Davis Polk & Wardwell LLP
Michael Gilson, Davis Polk & Wardwell LLP

VIA EDGAR	2